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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
               SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER

                               US SERVIS, INC.
                 (Exact Name of Issuer as Specified in Charter)

            414 Eagle Rock Avenue, West Orange, New Jersey  07052
                  (Address of Principal Executive Offices)

                               (201) 731-9252
                (Issuer's Telephone Number, Including Area Code)

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

  Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

  1. Title of security:  Common Stock

  2. Number of shares outstanding before the change: 6,296,137

  3. Number of shares outstanding after the change: 6,296,137 (plus 2,088,000 shares of Common Stock of the registrant into which the Warrants and shares of Series A Convertible Preferred Stock described below are convertible)

  4. Effective date of change: October 12, 1995

  5. Method of change:

  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

The Warrants and the Series A Convertible Preferred Stock, as described below, were issued at the October 12, 1995 closing of the transactions contemplated by that certain Series A Convertible Stock and Warrant Purchase Agreement by and between the registrant and the purchasers named therein, after authorization by the registrant's board of directors and stockholders.

  Give brief description of transaction: At the annual meeting of stockholders of the registrant held on October 10, 1995, the stockholders of the Company voted to authorize the issuance of (i) Warrants to purchase 390,000 shares of the registrant's Common Stock at an exercise price of $.10 per share, (ii) Warrants to purchase 198,000 shares of the registrant's Common Stock at an exercise price of $3.50 per share, and (iii) 1,500,000 shares of Series A Convertible Preferred Stock, convertible into Common Stock of the registrant. The Warrants and the Series A Convertible Preferred Stock were issued at the October 12, 1995 closing of the transactions contemplated by that certain Series A Convertible Stock and Warrant Purchase Agreement by and between the registrant and the purchasers named therein.





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                         II.  CHANGE IN NAME OF ISSUER

  1. Name prior to change:  MICRO Healthsystems, Inc.

  2. Name after change:  US SerVis, Inc.

  3. Effective date of charter amendment changing name:  October 11, 1995

  4. Date of shareholder approval of change, if required:  October 10, 1995



Date:  October 16, 1995                      /s/ Michael B. Loscalzo
                                             -----------------------------------
                                             Michael B. Loscalzo, Vice President











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